UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For October 2013	Commission File Number: 1-34513

CENOVUS ENERGY INC.

(Translation of registrant’s name into English)

2600, 500 Centre Street S.E.

Calgary, Alberta, Canada  T2G 1A6

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐   Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Exhibit 99.2, 99.3 and 99.4 to this report, furnished on Form 6-K, shall be incorporated by reference into or as an exhibit to, as applicable, each of the registrant’s Registration Statements under the  Securities Act of 1933: Form F-3 (File No. 333-166419), Form F-10 (File No. 333-188478) and Form S-8 (File No. 333-163397).

DOCUMENTS FILED AS PART OF THIS FORM 6-K

See the Exhibit Index to this Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  October 24, 2013

CENOVUS ENERGY INC.
(Registrant)

By:	/s/ Rachel L. Desroches
Name: Rachel L. Desroches
Title: Assistant Corporate Secretary

Form 6-K Exhibit Index

Exhibit No.

99.1	News Release dated October 24, 2013

99.2	Management’s Discussion and Analysis dated October 23, 2013 for the period ended September 30, 2013

99.3	Interim Consolidated Financial Statements (unaudited) for the period ended September 30, 2013

99.4	Supplemental Financial Information (unaudited) — Consolidated Interest Coverage Ratios Exhibit to September 30, 2013 Interim Consolidated Financial Statements

99.5	Form 52-109F2 Full Certificate, dated October 24, 2013, of Brian C. Ferguson, President & Chief Executive Officer

99.6	Form 52-109F2 Full Certificate, dated October 24, 2013, of Ivor M. Ruste, Executive Vice-President & Chief Financial Officer